Index Options Contract Schedule

Owner: [John Doe] Contract Number: [??687456]
[Joint Owner: [Jane Doe]] Issue Date: [04/15/10]
Annuitant: [John Doe] Scheduled Annuity Date: [04/15/65]

Alternate Minimum Value
AMV Factor [87.50]%
AMB Factor [87.50]%
Alternate Interest Rate [1.00]%

[Allocation Guidelines:
[1. Currently, you can select up to [1] of the Index Protection Strategy Index Options.
2. Currently, you can select up to [4] of the Index Performance Strategy Index Options.
3. Currently, you can select up to [4] of the Index Guard Strategy Index Options.
4. Allocations must be made in whole percentages.]]

Index Options:
[Index Protection Strategy Index Options
Index	Minimum Declared Protection Strategy Credit for all Index Years
[S&P 500®1 Index	[0.10]%]]

[Index Performance Strategy Index Options
Index	Buffer for all Index Years	Minimum Cap for all Index Years
[S&P 500®1 Index	[10.00]%	[1.50]%]
[Nasdaq-100®2 Index	[10.00]%	[1.50]%]
[Russell 2000®3 Index	[10.00]%	[1.50]%]
[EURO STOXX 50®4	[10.00]%	[1.50]%]]

[Index Guard Strategy Index Options
Index	Floor for all Index Years	Minimum Cap for all Index Years
[S&P 500®1 Index	[-10.00]%	[1.50]%]
[Nasdaq-100®2 Index	[-10.00]%	[1.50]%]
[Russell 2000®3 Index	[-10.00]%	[1.50]%]
[EURO STOXX 50®4	[-10.00]%	[1.50]%]]

If an Index is Added or Removed
We may add or remove an Index and will send you and any assignee of record notice of the change at your last known address. We will seek regulatory approval prior to removing an Index.

If an Index is Renamed
If an Index is renamed, we will send you and any assignee of record notice of the new name.
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 [1S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("S&P"). This trademark has been licensed for use by S&P Dow Jones Indices LLC and its affiliates. S&P® and S&P 500® are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Allianz Life Insurance Company of North America ("Allianz"). The S&P 500 is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Allianz. Allianz products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, S&P, or their respective affiliates make any representation regarding the advisability of investing in such product.]

[2The NASDAQ-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market® based on capitalization. The NASDAQ-100®, NASDAQ-100 Index®, NASDAQ®, and OMX® are registered trademarks of NASDAQ OMX Group, Inc. (which with its affiliates are the Corporations) and are licensed for use by Allianz Life Insurance Company of North America. The product(s) have not been passed on by the Corporations as to their legality or suitability. The product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).]

[3 The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by Allianz Life Insurance Company of North America. Allianz products are not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in Allianz products.]

[4The EURO STOXX 50® is the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland. The product based on the Index is in no way sponsored, endorsed, sold or promoted by STOXX and shall not have any liability with respect thereto.]

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